Exhibit 99.1

Goldcorp Reports Updated Reserves and Resources; Provides Overview of Renewed Exploration Strategy and Results

(All amounts in $US unless stated otherwise)

VANCOUVER, Oct. 26, 2016 /CNW/ - GOLDCORP INC. (TSX: G, NYSE: GG) today reported updated reserves and resources as of June 30, 2016.

Highlights

•	Proven and probable gold mineral reserves increased by 4% to 42.3 million ounces. The increase was primarily related to the recently acquired Coffee project, with the operating mines and projects essentially replacing depletion due to production.
•	Maintained gold reserve grade of 1.06 g/t. Following an increase of $100 per ounce in the gold price assumption, the focus on increasing net asset value ("NAV") continued to deliver high quality economic ounces.
•	Measured and indicated gold mineral resources increased by 16% to 44.0 million ounces and inferred gold mineral resources increased by 22% to 22.5 million ounces. The significant increase in mineral resources was primarily related to Porcupine's new Dome Century project (see below) and the acquisition of Coffee.
•	Inaugural gold indicated mineral resource of 4.5 million ounces and 0.9 million ounces of gold inferred mineral resource announced at Porcupine's new Dome Century project; concept study for potential new large-scale open pit mine underway. The dimensions of this mineralized envelope and a preliminary analysis indicate the potential to extend mineralization well below the existing pit.

"With a portfolio of world class assets on large land packages in prolific mining camps, we have the potential to significantly expand and upgrade our current reserve and resource base in 2017 and beyond," said Paul Harbidge, Senior Vice-President, Exploration, "We have just begun to explore the surface at our newest operating assets - Cerro Negro and Éléonore. At the more established camps, such as Red Lake and Porcupine, we are in the process of undertaking generative studies in the districts and re-interpreting the geological information to extend the reserves and resources."

"Since joining in August I have refined the exploration strategy, strengthened the exploration team, and worked with the site teams in the new decentralized model to ensure we are focused on generating increasing NAV through the drill bit."

Exploration Strategy

Goldcorp's exploration strategy is twofold:  firstly, reserve replacement through the conversion of resources and extending known mineralization at the mine sites; secondly, development of a pipeline of targets which will deliver opportunities for future discoveries. The exploration business will be managed by applying both rigorous geological and stringent economic filters to rank and prioritize targets which will then either be advanced or rejected, while generative work ensures a constant supply of new targets. The primary focus will be on brownfields exploration and the leverage of the exploration potential within the mining camps to increase the operations NAV through new discoveries.

Reserves and Resources as of June 30, 2016

Goldcorp's proven and probable gold mineral reserves as of June 30, 2016 were 42.3 million ounces compared to 40.7 million ounces as of December 31, 2015.  Proven and probable silver mineral reserves totaled 694.0 million ounces, compared to 704.6 million ounces as of December 31, 2015. Total measured and indicated gold mineral resources increased by 6.2 million ounces to 44.0 million ounces.  In addition, inferred gold resources increased by 4.1 million ounces to 22.5 million ounces. The increase in resources is largely a result of the new Dome Century and Coffee projects.

Complete mineral reserve and mineral resource data including tonnes, grades and ounces can be found and have been posted at www.goldcorp.com.  The following summary accounts for the changes in proven and probable gold reserve ounces.  For additional information on the 2016 and 2015 mineral reserves and mineral resources ("MRMR") refer to the MRMR tables set forth below and are available at www.goldcorp.com.

Proven and probable reserves as of December 31, 2015	40.7 moz
Mined ounces depleted from January 1 to June 30, 2016	(1.4 moz)
Changes from business transaction[1]	2.2 moz
Discovered ounces and converted resources to June 30, 2016	1.1 moz
Reduced ounces due to model updates June 30, 2016	(1.3 moz)
Net change due to gold price increase from $1,000 to $1,200 an ounce	1.0 moz
Proven and probable reserves as of June 30, 2016[2]	42.3 moz

[1]	Relates to reserves for the Coffee project acquired on July 19, 2016 through the acquisition of Kaminak Gold Corporation
[2]	Exception is the Coffee project as noted and includes only updates to Goldcorp operated assets and 100% owned projects

Approximately 1.1 million ounces of proven and probable gold mineral reserves were added due to the conversion of resources from exploration drilling, this was largely offset by resource modeling changes, primarily at Los Filos and Éléonore.   A positive addition of 1.0 million ounces of proven and probable gold mineral reserves resulted from a change in the gold price assumption from $1,100 per ounce for 2015 to $1,200 per ounce for 2016.  With a focus on high margin ounces, a gold price assumption of $1,300 per ounce, gold reserves could increase by approximately 3.2 million ounces, a gold price assumption of $1,100 could decrease reserves by approximately 1.9 million ounces.

The Company has undertaken a systematic review of its mineral resource and mineral reserve estimation practices and implemented improvements.  This has resulted in significant changes to the site based resource models which offset much of the positive effects of the increasing gold price and exploration success at several underground operations.  This rigorous approach has resulted in marginal material being removed from the mineral reserves.  What is expected from this work is more predictable performance going forward and assurance that only high quality mineral reserves are scheduled for production.  In addition, the Company changed the cycle on reporting reserves and resources from December 31 to June 30 in 2016.  This change resulted in a shortened six month period of exploration information instead of a full year, as in prior years. The shorter time period, compounded with seasonally lower drilling in December and January, led to less exploration data than usual for the resource and reserve update.

Highlights:

Porcupine

Proven and probable gold mineral reserves as of June 30, 2016 totaled 2.28 million ounces compared to 2.13 million ounces as of December 31, 2015.  The increase is due to the extension of the life at the Dome underground and conversion of resources to reserves from successful exploration at Hoyle Pond.  The measured and indicated gold mineral resources totaled 8.52 million ounces, compared to 4.59 million ounces as of December 31, 2015.  Inferred gold mineral resources totaled 2.38 million ounces, compared to 1.64 million ounces as of December 31, 2015.  The increase in resources is primarily a result of the potential extension of the Dome open pit (see Dome Century project below).

Dome Century Project
A gold indicated mineral resource of 4.5 million ounces (130.6 million tonnes grading 1.07 grams per tonne) and 0.9 million ounces (35.0 million tonnes grading 0.81 grams per tonne) of gold inferred mineral resource was announced at Porcupine's new Dome Century project and a concept study for a potential new large-scale open pit mine is underway.  A recent update to the geological model for Porcupine's Dome open pit revealed additional mineralization as a halo to high grade material which was previously mined from underground.  The dimensions of this mineralized envelope and a preliminary analysis indicate the potential to further extend open pit mining well below the existing pit.  With the completion of the resource estimate, the concept study is evaluating the development of an expanded open pit on this zone.  The concept study is expected to be completed in the first quarter of 2017 and, with positive results expected, will likely proceed for internal approval to fund a pre-feasibility study.

The existing Dome open pit was mined between 1994 and 2006, producing 2.7 million ounces from approximately 52.4 million tonnes processed through the current Porcupine mill.   Processing options and metallurgical response of the Dome open pit ore are well understood and historical recoveries were in the 90% range, although detailed test work is underway to confirm these expected recovery ranges for the Dome Century project.

Elsewhere at Porcupine, ongoing underground exploration work continues on two targets (Owl Creek and Hoyle Pond) to provide additional areas for operational flexibility.

The Timmins District is one of the most prolific gold producing regions of the world and Goldcorp controls a large area of prospective claims which have been mined for more than 105 years. The Company is embarking on a district scale generative study which will incorporate various geological data layers as well as historical drill hole and mine data, with the aim of developing a pipeline of open pit and underground opportunities.

Borden

Probable gold mineral reserves increased to 0.95 million ounces as of June 30, 2016 compared to 0.86 million ounces as of December 31, 2015.  The increase was a result of in-fill drilling and engineering optimization.

The Borden deposit is located along a subtle flexure on the southern limb of a major regional fold. Exploration work, while continuing to confirm the geological model of the deposit, is also drill testing the hinge zone of the regional fold as well as the on-strike trend of the deposit to the north-west.

Goldcorp holds claims which cover an area of 958 square kilometers over the Borden Lake Belt and beyond, and is embarking on a generative study which will include the collection of field data, sampling as well as the interpretation of geophysical and geological data to provide a portfolio of targets for future evaluation.

Peñasquito

Proven and probable gold mineral reserves as of June 30, 2016 totaled 10.02 million ounces compared to 10.17 million ounces as of December 31, 2015.  The decrease was principally due to model depletion largely offset by positive changes to the geological block-model and the higher assumed gold price.

Infill drilling continues to provide better definition of mineralization surrounding the breccia pipes in the Sotol, Puente and Las Palmas zones. Data from drilling on the Noche Buena deposit, five kilometers north of Peñasquito, will be reviewed to assess the potential for additional oxide resources and to evaluate the sulphide potential, prior to committing to further exploration work.

At the Santa Rosa prospect 20 kilometers south-east of Peñasquito, initial drilling in 2015 returned promising results, including mineralized breccias similar to those at Peñasquito. Follow-up drilling is awaiting the necessary permits.

Cerro Negro

Proven and probable gold mineral reserves as of June 30, 2016 totaled 4.85 million ounces, compared to 4.66 million ounces as of December 31, 2015.  The increase was a result of resource conversion through exploration and a higher gold price assumption, partially offset by depletion and higher operating cost assumptions.

Following the acquisition of Cerro Negro and the subsequent construction of the mine, exploration has concentrated on the conversion of resources at the known epithermal veins as well as the discovery of new high grade veins.  The strategy of drilling on structures along strike from known veins continues to prove successful, most notably at Emilia and Mariana Norte Este B.

Recent tax reforms have improved the climate for exploration of new veins within Goldcorp's exploration concession within the Province of Santa Cruz.  Integration and interpretation of geological, geophysical and field data has identified a total of 32 exploration targets and an aggressive program is about to commence.

Silica Cap will be the priority target for scout drill testing.  This target has a surface expression of 1.2 kilometers and is thought to represent a strong silica alteration zone, potentially at the top of a mineralized structure.

Éléonore

Proven and probable gold mineral reserves totaled 4.57 million ounces as of June 30, 2016, compared to 5.35 million ounces as of December 31, 2015.  The decrease was primarily due to depletion and reserve ounces from 2015 being reclassified into resources.  During the year efforts were focused on increasing drill density and optimizing the mine plan and stope design.  The additional information has allowed Éléonore to design smaller, higher grade stopes, although faster sequencing and additional ore development will be required.  The updated mine plan associated with the June 30, 2016 reserves is expected to provide lower dilution, and higher grade feed, and increase average annual production compared to the previous reserve mine plan, increasing NAV.  Further drilling and mine design updates will concentrate on converting the resources back into reserves.

The focus of exploration at Éléonore since the acquisition of the project has been on the extensions of known mineralization, which has now been traced to a vertical depth of 1,500 metres and is still open down plunge.  Mine exploration continues to test opportunities within the mine footprint, utilizing the increased understanding of orebody geometry gained during the first years of mining.

In addition, three priority exploration areas have been defined within a 10 kilometer radius of the current mine.  A northeast-southwest glacial float train contains visibly mineralized boulders, several of which have returned anomalous high grade gold from grab samples. Ground geophysics is underway to provide better definition of the possible bedrock source and to site future trenches and/or scout drill holes, planned for the first quarter of 2017.  The Old Camp and Mayappo targets represent a style of diorite-hosted gold-copper mineralization similar to that exploited at the Troilus open pit mine.  Locally significant values of gold have been returned by bedrock grab samples at both sites and at the Old Camp continuity of alteration and mineralization is reported in historical mapping and trenching.  The information from these targets is being reviewed and reinterpreted to guide a field program in 2017.

The improved understanding of the mineralizing system at Éléonore will be utilized to develop a predictive model that can be applied elsewhere in the region where there is potential to identify new opportunities through exploration.

Red Lake

Proven and probable gold mineral reserves as of June 30, 2016 totaled 2.03 million ounces compared to 2.08 million ounces as of December 31, 2015.  During 2016, exploration drilling continued on the R Zone, PLM Zone and the F Zone.  Reserves declined slightly as a result of mining depletion, partially offset by the higher gold price assumption.

At Red Lake there are two key growth projects, Cochenour and HG Young.  The Cochenour project is an important part of Goldcorp's future plans in the Red Lake district.  In 2016, exploration has been focused on building a robust geological model in the Upper Main Zone through tight spaced drilling, ramping and development.  A bulk sampling program has been initiated to confirm metallurgical behaviour and recovery assumptions.

The tight spaced drilling at the Upper Main Zone of Cochenour has resulted in an initial gold indicated mineral resource.  The current gold indicated mineral resource is 289,000 ounces (598,000 tonnes at 15.03 g/t) and gold inferred mineral resource is 2.15 million ounces (3.91 million tonnes at 17.09 g/t) as of June 30, 2016.  This compares to a gold inferred mineral resource of 2.19 million ounces (4.16 million tonnes at 16.36 g/t) as of December 31, 2015.  Further infill drilling as well as step out drilling is planned at the Upper Main Zone during the fourth quarter of 2016 and in 2017.

At HG Young, gold indicated mineral resources as of June 30, 2016 increased to 166,000 ounces (304,000 tonnes at 17.02 g/t) compared to 126,000 ounces (205,000 tonnes at 19.08 g/t) as of December 31, 2015, and gold inferred mineral resources increased to 693,000 ounces (1.19 million tonnes at 18.08 g/t) compared to 517,000 ounces (787,000 tonnes at 20.44 g/t) as of December 31, 2015.  The increase was the result of infill and step out drilling.

At HG Young, exploration continues to define the scale of the resource.  Recent drilling has identified a new mineralized structure at ~17L (777 metres below surface), characterized by a northwest-southeast trending (mine trend) shear zone with numerous quartz veins, plunging to the southwest.  The style of mineralization and plunge is consistent with the upper HG Young mineralization.  The target is open both up and down plunge.  To date four holes have intersected this structure from existing development on 14 Level, and have returned results similar to those seen at higher levels.  An additional eight holes are planned to test this concept further during the fourth quarter of 2016.

During 2017, a district scale generative study will be undertaken over the entire Red Lake greenstone belt, similar to the study at Timmins, by integrating all of the known datasets to provide a pipeline of targets for testing.

Musselwhite

Proven and probable gold mineral reserves totaled 1.69 million ounces as of June 30, 2016 compared to 1.72 million ounces as of December 31, 2015.   The decrease was a result of mining depletion and infill drilling further defining the limits of the Lynx zone, offset by reserve expansion.

Exploration at Musselwhite in 2016 concentrated on reserve replacement and definition in the Upper Lynx and PQ Deeps.  Currently, the majority of the reserves occur within the eastern limb of a major regional fold, with mineralization hosted in a metamorphosed iron formation.   More recently drilling has been focused in the complimentary western limb, where gold mineralization occurs within metasedimentary and metavolcanic rocks in addition to iron formation. Systematic exploration drilling of the West Limb began in 2014.  Encouraging results led to a more detailed drill program in 2015 that defined Saddle South, Saddle North, Spur, Spur East, Spur West and Bandit mineralized zones.  This success saw expanded exploration efforts in 2016 defining the Revolver and the Gonzo zones, and an overall known mineralized strike length of 1.4 kilometers.

West Limb exploration in 2017 will continue with detailed drilling focusing on all zones, as well as step outs both up and down plunge to expand the mineralized strike length. Underground drill platforms have been prepared for exploration drilling in the fourth quarter of 2016 and into 2017. A surface drill program to delineate West Limb mineralization to surface was started during the first quarter of 2016, but was incomplete due to an early thaw.  This program will be continued during the winter months of 2016-2017, weather and freeze dependent due to swamp and muskeg ground conditions.

Coffee

Proven and probable gold reserves totaled 2.16 million ounces as of December 31, 2015.  Following the acquisition of Kaminak on July 19, 2016, exploration at the Coffee project has been focused on the evaluation of early stage (identified) targets to develop a pipeline of future growth opportunities. Scout reverse circulation ("RC") and diamond drilling are underway on seven targets which have well defined gold in soil anomalies: Arabica, Supremo T8, T3 North, Espresso, Americano, Kazaar and Kona.  Encouraging results have so far been returned from the Arabica, Kona and Espresso targets supporting the potential for additional oxide material.  In addition, diamond drill holes have been completed at Latte for metallurgical testwork of sulphide mineralization, beneath the known oxide zones.

Coffee Deposit Extensions
This season's drill program identified Supremo–style mineralization in the Arabica, Supremo T8-9 and Supremiato zones, which comprise strike extensions and parallel structural systems proximal to the existing mine plan and planned infrastructure.

Diamond core drilling at Arabica has delineated several bedrock mineralized structures over a 500 metre x 300 metre area adjacent to the deposit access road, with highlight intercepts of 6.59 g/t gold over 4 metres from 26 metres downhole (CFD603), and 2.01 g/t gold over 16 metres from 84 metres downhole (CFD604).  At the Supremiato zone (the intersection of the Supremo T3 and Macchiato mineralized trends) drilling intersected 8.27 g/t gold over 6 metres from 87 metres downhole and 5.04 g/t gold over 5 metres from 206 metres downhole (CFD615).  Follow-up drilling is underway aimed at exploring the extents of mineralization along strike, delineating geometries and potential for near surface oxide mineralization, and for areas of increased dilation, fluid flow and mineralization in zones of structural complexity.

The Company has also continued to explore the periphery of the Latte deposit, in particular the western strike continuation of the Latte shear zone which is interpreted from geophysics to extend beneath cover over several kilometres to the west of the deposit.  Systematic scout RC drilling on broad fences identified elevated gold and arsenic in overlying colluvium located 650 metres west of the currently planned open pit.  Subsequent follow-up with a single diamond core hole (CFD620) intersected a broad fault zone in the underlying bedrock, containing an interval over 10 metres downhole width of deformation and alteration typical of Latte–style oxide mineralization.  Assays are pending for this zone.  The fault zone is recessive and lies beneath approximately 50 metres of colluvial cover.  The broad deformation zone is interpreted as the intersection between the Latte and Kona-Sumatra structural trends.

Western Coffee
Previous exploration from 2010 to 2015 focused almost exclusively on the eastern portion of Coffee, centered on the Supremo-Latte area.  The western portion of the Coffee mineralized system comprises a gold-in-soil anomaly equivalent in size and tenor to the Supremo-Latte soil anomaly.  The granite hosted Western Coffee anomaly covers 5.5 kilometres by 2.5 kilometres, and is interpreted to overlie four strike extensive east-northeast trending mineralized corridors with strike extents ranging from 2.5 kilometres to 4 kilometres.  Minor systematic drill testing in the eastern parts of two of the mineralized trends has delineated the Kona and Kona North deposits.

Drilling completed at the Espresso and Americano zones in the third quarter of 2016, comprised broad spaced fences of scout RC drill holes and deeper RC targeted to follow-up previously identified zones.  Drilling successfully delineated and constrained the location of the bedrock structures which underlay the surface gold-in-soil trends.  Highlight intercepts include 1.20 g/t gold over 21.3 metres from 56.4 metres downhole (CFR1151) at Espresso, and 2.92 g/t gold over 7.6 metres from 35 metres downhole (CFR1176) at Americano.  Follow-up drilling is planned to systematically test the bedrock mineralized shear zones in 2017, targeting possible flexures, splays and cross-cutting structures which could contain increased fluid flow and mineralization.

Sulphide Targets
Within the Coffee deposit gold grades in sulphide mineralization are equivalent to those in the oxide zone.  There is no primary vertical zonation or secondary enrichment/depletion, and all mineralized structures delineated to date remain open down dip.  Diamond drill holes have been completed at Latte to collect samples for metallurgical test work on the sulphide mineralization with the objective of identifying a process path which would support further exploration of the sulphide potential at Coffee.  If a metallurgical process path can be identified the Company may consider deeper exploration programs, commencing in 2017, to test the extent and geometry of mineralization located below the currently planned open pits, with consideration at a conceptual level to both deepening of the pits and underground extraction.

New Targets
Within the broad Coffee mineral system, which extends approximately 17 kilometres east-west  by 5 kilometres north-south, numerous individual discreet gold-in-soil anomalies remain un-tested or under-explored.  The Company plans to systematically test all anomalies over the coming years, within a target prioritization framework based on geologic filters and proximity to planned mine infrastructure.

The Kazaar gold-in-soil anomaly lies approximately 4.5 kilometres to the northwest of the Latte deposit, is hosted in the same stratigraphic package as Latte, and comprises a similar east-west orientation and strike extent to the Latte system.  The Kazaar gold-in-soil anomaly can be traced contiguously over approximately 2.7 kilometres, comparable to the Latte-Double Double structural corridor.  Soil sampling completed early in the summer of 2016 provided higher resolution of the anomaly, and two diamond core holes drilled in September 2016 (one completed to depth, one abandoned) intersected narrow zones of deformation and alteration typical of Coffee–style mineralization;  assays are pending.

The Coffee field team is currently completing the final RC drilling programs for the 2016 field season, following up on Supremiato, Arabica and Supremo T8-9 results, and expect to close the camp by mid-November.

A table of significant intercepts is provided below in Table 1.

Table 1: Selected Coffee drill results  (drill coordinates available below)

RC Drilling
Prospect	Hole no.	From	To	Drilled width*	Au g/t uncapped
Supremo T8	CFR1002	9.14	10.67	1.53	2.73
Supremo T3 North	CFR1044	38.10	53.34	15.24	1.00
Supremo T3 North	CFR1048	15.24	18.29	3.05	3.94
Supremo T3 North	CFR1045	1.52	6.10	4.58	2.31
Supremo T3 North	CFR1049	39.62	44.20	4.58	1.47
Supremo T1-2	CFR1118	1.52	4.57	3.05	3.69
Supremo T1-2	CFR1120	42.67	45.72	3.05	3.05
Supremo T1-2	CFR1115	28.96	30.48	1.52	2.22
Latte	CFR1030	48.77	54.86	6.09	0.74
Kona	CFR1129	1.52	4.57	3.05	1.68
Espresso	CFR1151	56.39	77.72	21.33	1.20
Espresso	CFR1148	99.06	108.2	9.14	0.75
Espresso	CFR1168	44.20	50.29	6.09	1.02
Espresso	CFR1150	38.10	41.15	3.05	1.74
Espresso	CFR1179	12.19	16.76	4.57	1.12
Espresso	CFR1169	39.62	42.67	3.05	1.46
Double Double	CFR1076	32.00	35.05	3.05	1.62
Double Double	CFR1088	41.15	42.67	1.52	2.97
Decaf	CFR1103	12.19	16.76	4.57	2.16
Decaf	CFR1098	10.67	13.72	3.05	1.87
Americano	CFR1176	35.05	42.67	7.62	2.92
Americano	CFR1199	45.72	53.34	7.62	1.53
Americano	CFR1182	22.86	28.96	6.10	0.93
Core Drilling
Prospect	HoleID	From	To	Drilled width*	Au (g/t) (uncapped)
Supremo T8	CFD0607	44	52	8	0.90
Supremo T8	CFD0608	247	260	13	1.52
Supremo T8	CFD0609	84	88	4	2.29
Supremo T8	CFD0611	220	231	11	2.36
Supremiato	CFD0612	201	206	5	1.44
Supremiato	CFD0613	125	127	2	5.70
Supremiato	CFD0615	87	93	6	8.27
Supremiato	CFD0615	206	211	5	5.04
Supremiato	CFD0616	24	32	8	1.20
Prospect	HoleID	From	To	Drilled width*	Au (g/t) (uncapped)
Supremiato	CFD0616	61	63	2	3.38
Latte	CFD0620	68	73	5	3.22
Arabica	CFD0603	26	30	4	6.59
Arabica	CFD0603	195	202	7	2.02
Arabica	CFD0604	33	36	3	3.66
Arabica	CFD0604	84	100	16	2.01
Latte Metallurgical Drilling
Prospect	HoleID	From	To	Drilled width**	Au (g/t) (uncapped)
Latte	CFD0617	193	225	32	3.83
Latte	CFD0617	233	312	79	1.69
Latte	CFD0618	44	70	26	11.05
Latte	CFD0618	208	237	29	0.70
Latte	CFD0618	292	331	39	1.07

*For these widely-spaced holes on exploration targets, no true width estimate is given, however true width is usually approx. 2/3 of drilled width for structures at Coffee.
**Latte metallurgical holes were drilled down the dip of the structure to provide continuously mineralized samples for testing. Width of the Latte structure is typically 10-15 metres where intersected by CFD0617, and 25-50 metres where intersected by CFD0618.

Reserves and Resources Tables

GOLDCORP INC GOLD AND SILVER RESERVES AND RESOURCES SUMMARY TABLE
	As of June 30, 2016		As of December 31, 2015
Reserves	Contained Gold (Moz)	Contained Silver (Moz)	Contained Gold (Moz)	Contained Silver (Moz)
Proven	18.8	462.8	19.4	478.5
Probable	23.5	231.2	21.3	226.1
Proven & Probable	42.3	694.0	40.7	704.6

Resources
Measured	8.1	138.6	6.7	126.8
Indicated	35.9	363.2	31.1	351.5
Measured & Indicated	44.0	501.8	37.8	478.3
Inferred	22.5	77.2	18.4	68.0

GOLDCORP INC PROVEN AND PROBABLE RESERVES (1)(4)(5) Based on attributable ounces
GOLD		As of June 30, 2016			As of Dec. 31, 2015
		Mt	Au g/t	Moz	Moz
Alumbrera (37.5%)	Argentina	10.95	0.35	0.12	0.12
Borden	Canada	4.12	7.14	0.95	0.86
Camino Rojo	Mexico	75.52	0.70	1.70	1.62
Cerro Negro	Argentina	16.66	9.06	4.85	4.66
Coffee	Canada	46.36	1.45	2.16
El Morro (50.0%)	Chile	299.53	0.46	4.46	4.46
Éléonore	Canada	23.44	6.07	4.57	5.35
Los Filos	Mexico	34.56	1.29	1.43	1.46
Marlin	Guatemala	0.50	4.10	0.07	0.13
Musselwhite	Canada	8.21	6.39	1.69	1.72
Peñasquito Heap Leach	Mexico	10.47	0.40	0.13	0.30
Peñasquito Mill	Mexico	589.00	0.52	9.89	9.87
Porcupine	Canada	45.70	1.55	2.28	2.13
Pueblo Viejo (40.0%)	Dominican Republic	62.58	2.97	5.97	5.97
Red Lake	Canada	7.55	8.36	2.03	2.08
TOTAL GOLD		1,235.16	1.06	42.29	40.73
SILVER		Mt	Ag g/t	Moz	Moz
Camino Rojo	Mexico	75.52	14.22	34.53	32.37
Cerro Negro	Argentina	16.66	66.70	35.73	36.07
SILVER		As of June 30, 2016			As of Dec. 31, 2015
		Mt	Ag g/t	Moz	Moz
Los Filos	Mexico	34.56	7.05	7.83	10.55
Marlin	Guatemala	0.50	191.04	3.10	7.54
Peñasquito Heap Leach	Mexico	10.47	22.56	7.60	15.41
Peñasquito Mill	Mexico	589.00	30.05	569.07	566.55
Pueblo Viejo (40.0%)	Dominican Republic	62.58	17.94	36.10	36.10
TOTAL SILVER		789.31	27.35	693.96	704.59
COPPER		Mt	% Cu	Mlbs	Mlbs
Alumbrera (37.5%)	Argentina	11	0.34	83	83
El Morro (50.0%)	Chile	300	0.49	3,251	3,251
Pueblo Viejo (40.0%)	Dominican Republic	63	0.09	130	130
Relincho (50.0%)	Chile	620	0.37	5,087	5,087
TOTAL COPPER		993	0.39	8,552	8,552
LEAD		Mt	% Pb	Mlbs	Mlbs
Peñasquito Mill	Mexico	589	0.28	3,684	3,701
TOTAL LEAD		589	0.28	3,684	3,701
ZINC		Mt	% Zn	Mlbs	Mlbs
Peñasquito Mill	Mexico	589	0.69	8,927	8,886
TOTAL ZINC		589	0.69	8,927	8,886
MOLYBDENUM		Mt	% Mo	Mlbs	Mlbs
Relincho (50.0%)	Chile	620	0.017	239	239
TOTAL MOLYBDENUM		620	0.017	239	239

GOLDCORP INC MEASURED AND INDICATED RESOURCES (1)(2)(3)(4)(6) Based on attributable ounces
GOLD		As of June 30, 2016			As of Dec. 31, 2015
		Mt	Au g/t	Moz	Moz
Alumbrera (37.5%)	Argentina	69.30	0.35	0.78	0.78
Borden	Canada	3.02	5.77	0.56	0.49
Camino Rojo	Mexico	223.08	1.05	7.50	7.53
Cerro Blanco	Guatemala	2.05	12.69	0.84	0.84
Cerro Negro	Argentina	6.84	6.23	1.37	1.28
Cochenour	Canada	0.60	15.03	0.29
Coffee	Canada	17.69	1.21	0.69
El Morro (50.0%)	Chile	46.18	0.41	0.61	0.61
Éléonore	Canada	5.14	5.66	0.93	0.81
Los Filos	Mexico	372.56	0.84	10.04	9.65
Marlin	Guatemala	0.46	4.55	0.07	0.07
Musselwhite	Canada	2.88	4.98	0.46	0.35
GOLD		As of June 30, 2016			As of Dec. 31, 2015
		Mt	Au g/t	Moz	Moz
Noche Buena	Mexico	55.00	0.37	0.65	0.63
Peñasquito Heap Leach	Mexico	22.56	0.21	0.15	0.26
Peñasquito Mill	Mexico	303.49	0.27	2.66	2.20
Porcupine	Canada	223.22	1.19	8.52	4.59
Pueblo Viejo (40.0%)	Dominican Republic	65.25	2.46	5.15	5.15
Red Lake	Canada	4.48	16.79	2.42	2.27
San Nicolas (21.0%)	Mexico	19.26	0.46	0.28	0.28
TOTAL GOLD		1,443.06	0.95	43.98	37.78
SILVER		Mt	Ag g/t	Moz	Moz
Camino Rojo	Mexico	223.08	9.02	64.72	66.70
Cerro Blanco	Guatemala	2.05	40.13	2.64	2.64
Cerro Negro	Argentina	6.84	52.17	11.48	9.09
Los Filos	Mexico	372.56	7.82	93.64	87.63
Marlin	Guatemala	0.46	193.86	2.89	3.12
Noche Buena	Mexico	55.00	12.35	21.84	21.19
Peñasquito Heap Leach	Mexico	22.56	26.38	19.13	29.45
Peñasquito Mill	Mexico	303.49	24.51	239.14	212.15
Pueblo Viejo (40.0%)	Dominican Republic	65.25	14.19	29.77	29.77
San Nicolas (21.0%)	Mexico	19.26	26.70	16.53	16.53
TOTAL SILVER		1,070.56	14.58	501.78	478.28
COPPER		Mt	% Cu	Mlbs	Mlbs
Alumbrera	Argentina	69	0.22	340	340
El Morro (50.0%)	Chile	46	0.42	427	427
Pueblo Viejo (40.0%)	Dominican Republic	65	0.08	119	119
Relincho (50.0%)	Chile	199	0.32	1,421	1,421
San Nicolas (21.0%)	Mexico	19	1.24	527	527
TOTAL COPPER		398	0.32	2,834	2,834
LEAD		Mt	% Pb	Mlbs	Mlbs
Camino Rojo	Mexico	147	0.08	260	277
Peñasquito Mill	Mexico	303	0.22	1,469	1,297
TOTAL LEAD		450	0.17	1,729	1,573
ZINC		Mt	% Zn	Mlbs	Mlbs
Camino Rojo	Mexico	147	0.27	876	914
Peñasquito Mill	Mexico	303	0.54	3,600	3,175
San Nicolas (21.0%)	Mexico	19	1.68	713	713
TOTAL ZINC		470	0.50	5,189	4,802
MOLYBDENUM		Mt	% Mo	Mlbs	Mlbs
Relincho (50.0%)	Chile	199	0.011	48	48
TOTAL MOLYBDENUM		199	0.011	48	48

GOLDCORP INC INFERRED RESOURCES (1)(2)(3)(4)(6) Based on attributable ounces
GOLD		As of June 30, 2016			As of Dec. 31, 2015
		Mt	Au g/t	Moz	Moz
Alumbrera (37.5%)	Argentina	22.50	0.33	0.24	0.24
Borden	Canada	2.30	5.49	0.41	0.37
Camino Rojo	Mexico	17.16	0.88	0.49	0.47
Cerro Blanco	Guatemala	0.75	9.34	0.23	0.23
Cerro Negro	Argentina	2.13	4.15	0.28	0.50
Cochenour	Canada	3.91	17.09	2.15	2.19
Coffee	Canada	52.35	1.31	2.21
El Morro (50.0%)	Chile	339.03	0.30	3.23	3.23
Éléonore	Canada	9.73	7.52	2.35	2.28
Los Filos	Mexico	124.51	1.09	4.35	3.62
Marlin	Guatemala	0.04	6.68	0.01	0.01
Musselwhite	Canada	6.80	5.48	1.20	1.11
Noche Buena	Mexico	4.94	0.22	0.03	0.03
Peñasquito Heap Leach	Mexico	0.04	0.01	0.00	0.01
Peñasquito Mill	Mexico	28.22	0.30	0.27	0.19
Porcupine	Canada	45.15	1.64	2.38	1.64
Pueblo Viejo (40.0%)	Dominican Republic	1.56	1.96	0.10	0.10
Red Lake	Canada	4.58	17.77	2.62	2.20
San Nicolas (21.0%)	Mexico	2.28	0.26	0.02	0.02
TOTAL GOLD		667.97	1.05	22.54	18.42
SILVER		Mt	Ag g/t	Moz	Moz
Camino Rojo	Mexico	17.16	9.06	5.00	5.26
Cerro Blanco	Guatemala	0.75	43.61	1.06	1.06
Cerro Negro	Argentina	2.13	32.06	2.19	3.11
Los Filos	Mexico	124.51	11.93	47.76	41.64
Marlin	Guatemala	0.04	333.44	0.39	0.54
Noche Buena	Mexico	4.94	8.08	1.28	1.22
Peñasquito Heap Leach	Mexico	0.04	5.02	0.01	0.28
Peñasquito Mill	Mexico	28.22	19.37	17.58	12.93
Pueblo Viejo (40.0%)	Dominican Republic	1.56	13.93	0.70	0.70
San Nicolas (21.0%)	Mexico	2.28	17.40	1.27	1.27
TOTAL SILVER		181.62	13.23	77.23	68.01
COPPER		Mt	% Cu	Mlbs	Mlbs
Alumbrera (37.50%)	Argentina	23	0.14	70	70
El Morro (50.0%)	Chile	339	0.35	2,595	2,595
Pueblo Viejo (40.0%)	Dominican Republic	2	0.04	1	1
Relincho (50.0%)	Chile	305	0.38	2,550	2,550
COPPER		As of June 30, 2016			As of Dec. 31, 2015
		Mt	% Cu	Mlbs	Mlbs
San Nicolas (21.0%)	Mexico	2	1.24	62	62
TOTAL COPPER		671	0.36	5,279	5,279
LEAD		Mt	% Pb	Mlbs	Mlbs
Camino Rojo	Mexico	10	0.07	15	16
Peñasquito Mill	Mexico	28	0.21	128	107
TOTAL LEAD		38	0.17	143	123
ZINC		Mt	% Zn	Mlbs	Mlbs
Camino Rojo	Mexico	10	0.24	53	51
Peñasquito Mill	Mexico	28	0.31	193	155
San Nicolas (21.0%)	Mexico	2	0.97	49	49
TOTAL ZINC		41	0.33	295	255
MOLYBDENUM		Mt	% Mo	Mlbs	Mlbs
Relincho (50.0%)	Chile	305	0.013	88	88
TOTAL MOLYBDENUM		305	0.013	88	88
*Numbers may not add up due to rounding
**For additional information on the 2016 and 2015 mineral reserves and mineral resources refer to the MRMR tables that can be found at www.goldcorp.com

Goldcorp June 30, 2016 Reserve and Resource Reporting Notes:

1	All Mineral Reserves or Ore Reserves have been estimated in accordance with the CIM Definition Standards or the JORC Code. The JORC Code has been accepted for current disclosure rules in Canada under NI 43-101 (see below for definition). Subject to note 4 below, all Mineral Reserves, Ore Reserves and Mineral Resources set out in the tables above or elsewhere in this release have been reviewed and approved by Gil Lawson, P.Eng., Vice President of Geology and Mine Planning, Goldcorp, who is a qualified person as defined under National Instrument 43-101.
2	All Mineral Resources are reported exclusive of those Mineral Resources that were converted to Mineral Reserves.
3	Mineral Resources which are not Mineral Reserves do not have demonstrated economic viability.
4	Mineral Reserves and Mineral Resources are reported effective June 30, 2016, with the following conditions or exceptions:
	(i)	Mineral Reserves and Mineral Resources for Pueblo Viejo are as per information provided by Barrick Gold Corporation effective December 31, 2015.
	(ii)	Mineral Reserves and Mineral Resources for Relincho and San Nicolas are as per information provided by Teck Resources Limited effective December 31, 2015.
	(iii)	Mineral Reserves and Mineral Resources for Alumbrera are as per information provided by Glencore plc effective December 31, 2015.
	(iv)	Mineral Reserves and Mineral Resources for Coffee are as per information provided by Kaminak Gold Corporation effective the transaction date of July 19, 2016.
5	Mineral Reserves are estimated using appropriate recovery rates and US$ commodity prices of $1,200 per ounce of gold, $18.00 per ounce of silver, $2.75 per pound of copper, $0.90 per pound of lead, and $0.95 per pound of zinc, unless otherwise noted below:
	(i)	Alumbrera	$1,095/oz gold, $2.54/lb copper
	(ii)	Pueblo Viejo	$1,000/oz to 2020, and a long-term gold price of $1,200 per ounce from 2021 onwards, $16.50/oz silver, $3.00/lb copper
	(iii)	Relincho	$13.70/lb molybdenum, $2.80/lb copper

6	Mineral Resources are estimated using US$ commodity prices of $1,400 per ounce of gold, $20 per ounce of silver, $3.00 per pound of copper, $1.00 per pound of lead, and $1.00 per pound of zinc, unless otherwise noted below;
	(i)	Alumbrera	$1,100/oz gold, $2.95/lb copper
	(ii)	El Morro	$1,200/oz gold, $2.75/lb copper
	(iii)	Pueblo Viejo	$1,300/oz gold, $17.50/oz silver, $3.25/lb copper
	(iv)	Relincho	$13.70/lb molybdenum, $2.80/lb copper
	(v)	San Nicolas	$1,275/oz gold, $22.50/oz silver, $2.75/lb copper, $1.00/lb zinc

Drillhole Coordinates for Table 2 (Coffee Project):

	UTM NAD83 Zone 7
HoleID	Easting (m)	Northing (m)	Elevation (m)	Length (m)	Azimuth	Dip
CFR1002	585355	6974300	1250	52	270	-49
CFR1030	581650	6973535	991	61	360	-52
CFR1044	584875	6976350	988	59	270	-51
CFR1045	584850	6976350	983	55	270	-52
CFR1048	584955	6976550	950	50	270	-50
CFR1049	584935	6976550	946	52	270	-51
CFR1076	585775	6973510	1131	66	180	-52
CFR1088	586000	6973555	1145	50	180	-51
CFR1098	583480	6973905	1190	50	180	-51
CFR1103	583625	6973750	1155	50	270	-50
CFR1115	584445	6975410	1101	50	270	-50
CFR1118	584370	6975420	1099	50	270	-50
CFR1120	584320	6975385	1106	50	270	-50
CFR1129	579300	6972875	1293	50	360	-48
CFR1148	578350	6972950	1161	201	360	-50
CFR1150	578700	6972690	1186	50	360	-51
CFR1151	578350	6972950	1161	183	360	-65
CFR1168	578125	6972500	1070	104	360	-50
CFR1169	578700	6973125	1228	55	360	-50
CFR1176	578050	6973425	1121	64	360	-50
CFR1179	578350	6972700	1135	151	360	-50
CFR1182	577900	6973550	1086	50	360	-50
CFR1199	577820	6974025	1073	53	360	-50
CFD0603	586680	6973900	1207	272	270	-50
CFD0604	586600	6973900	1210	266	270	-50
CFD0607	585500	6974200	1253	263	270	-50
CFD0608	585400	6974200	1251	266	270	-50
CFD0609	585300	6974200	1251	257	270	-50
CFD0611	585175	6974200	1253	257	270	-50
CFD0612	585005	6976170	1021	263	360	-50
CFD0613	584900	6976170	1014	257	360	-50
CFD0615	584950	6976250	1011	245	270	-50
CFD0616	584950	6976250	1011	335	270	-70
CFD0617	583735	6973180	1003	353	360	-84
CFD0618	582850	6973340	1052	352	180	-55

Cautionary Note Regarding Reserves and Resources:

Scientific and technical information contained in this press release relating to Mineral Reserves and Mineral Resources was reviewed and approved by Gil Lawson, P.Eng., Vice President, Geology and Mine Planning for Goldcorp, and a "qualified person" as defined by National Instrument 43-101 – Standards of Disclosure for Mineral Projects ("NI 43-101"). Scientific and technical information in this press release relating to exploration results was reviewed and approved by Sally Goodman, PhD, PGeo, Director, Generative Geology for Goldcorp, and a "qualified person" as defined by NI 43-101.  All Mineral Reserves and Mineral Resources have been calculated in accordance with the standards of the Canadian Institute of Mining, Metallurgy and Petroleum ("CIM") and NI 43-101, or the Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves equivalent. All Mineral Resources are reported exclusive of Mineral Reserves. Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability. Information on data verification performed on the mineral properties mentioned in this news release that are considered to be material mineral properties to the Company are contained in Goldcorp's annual information form for the year ended December 31, 2015 and the current technical report for each of those properties, all available at www.sedar.com.

Tim Smith, P.Geo., Exploration Manager, Coffee Gold Project, is the Qualified Person responsible for the implementation of the exploration drill program at Coffee, and has reviewed and approved this release on the discussion for Coffee.  Further information pertaining to the Coffee project is available on the website at www.goldcorp.com

Cautionary Note to United States investors concerning estimates of measured, indicated and inferred resources: This document has been prepared in accordance with the requirements of the Canadian securities laws which differ from the requirements of United States securities laws and uses terms that are not recognized by the United States Securities and Exchange Commission ("SEC"). The terms "Mineral Reserve", "Proven Mineral Reserve" and "Probable Mineral Reserve" are Canadian mining terms as defined in accordance with the CIM Definition Standards adopted by CIM Council on May 10, 2014 (the "CIM Definition Standards") which were incorporated by reference in NI 43-101. These definitions differ from the definitions in SEC Industry Guide 7 ("SEC Industry Guide 7") under United States securities laws. Under SEC Industry Guide 7 standards, a "final" or "bankable" feasibility study is required to report reserves or cash flow analysis to designate reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority.

In addition, the terms "Mineral Resource", "Measured Mineral Resource", "Indicated Mineral Resource" and "Inferred Mineral Resource" are defined in and required to be disclosed by NI 43-101; however, these terms are not defined terms under SEC Industry Guide 7 and are normally not permitted to be used in reports and registration statements filed with the SEC. United States investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves. "Inferred Mineral Resources" have a great amount of uncertainty as to their existence and their economic and legal feasibility. A significant amount of exploration must be completed in order to determine whether an Inferred Mineral Resource may be upgraded to a higher category. Under Canadian regulations, estimates of Inferred Mineral Resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. United States investors are cautioned not to assume that all or any part of an Inferred Mineral Resource exists or is economically or legally mineable. Disclosure of "contained ounces" in a resource is permitted disclosure under Canadian regulations if such disclosure includes the grade or quality and the quantity for each category of Mineral Resource and Mineral Reserve; however, the SEC normally only permits issuers to report mineralization that does not constitute "reserves" by SEC standards as in place tonnage and grade without reference to unit measures.

Accordingly, information contained in this press release containing descriptions of the Company's mineral deposits may not be comparable to similar information made public by United States companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations thereunder.

Cautionary Statement Regarding Forward Looking Statements

This press release contains "forward-looking statements", within the meaning of Section 27A of the United States Securities Act of 1933, as amended, Section 21E of the United States Exchange Act of 1934, as amended, or the United States Private Securities Litigation Reform Act of 1995 and "forward-looking information" under the provisions of applicable Canadian securities legislation, concerning the business, operations and financial performance and condition of Goldcorp. Forward-looking statements include, but are not limited to, statements with respect to the future price of gold, silver, copper, lead and zinc, the estimation of Mineral Reserves (as defined above) and Mineral Resources (as defined above), the realization of Mineral Reserve estimates, the timing and amount of estimated future production, costs of production, targeted cost reductions, capital expenditures, free cash flow, costs and timing of the development of new deposits, success of exploration activities, permitting time lines, hedging practices, currency exchange rate fluctuations, requirements for additional capital, government regulation of mining operations, environmental risks, unanticipated reclamation expenses, timing and possible outcome of pending litigation, title disputes or claims and limitations on insurance coverage.  Generally, these forward-looking statements can be identified by the use of words such as "plans", "expects", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates", "believes" or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "might" or "will", "occur" or "be achieved" or the negative connotation thereof.

Forward-looking statements are necessarily based upon a number of factors that, if untrue, could cause the actual results, performances or achievements of Goldcorp to be materially different from future results, performances or achievements expressed or implied by such statements. Such statements and information are based on numerous assumptions regarding present and future business strategies and the environment in which Goldcorp will operate in the future, including the price of gold and other by-product metals, anticipated costs and ability to achieve goals. Certain important factors that could cause actual results, performances or achievements to differ materially from those in the forward-looking statements include, among others, gold and other by-product metals price volatility, discrepancies between actual and estimated production, mineral reserves and mineral resources and metallurgical recoveries, mining operational and development risks, litigation risks, regulatory restrictions (including environmental regulatory restrictions and liability), changes in national and local government legislation, taxation, controls or regulations and/or change in the administration of laws, policies and practices, expropriation or nationalization of property and political or economic developments in Canada, the United States and other jurisdictions in which the Company does or may carry on business in the future, delays, suspension and technical challenges associated with capital projects, higher prices for fuel, steel, power, labour and other consumables,  currency fluctuations, the speculative nature of gold exploration, the global economic climate, dilution, share price volatility, competition, loss of key employees, additional funding requirements and defective title to mineral claims or property. Although Goldcorp believes its expectations are based upon reasonable assumptions and has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended.

Forward-looking statements are subject to known and unknown risks, uncertainties and other important factors that may cause the actual results, level of activity, performance or achievements of Goldcorp to be materially different from those expressed or implied by such forward-looking statements, including but not limited to: risks related to international operations including economic and political instability in foreign jurisdictions in which Goldcorp operates; risks related to current global financial conditions; risks related to joint venture operations; actual results of current exploration activities; actual results of current reclamation activities; environmental risks; conclusions of economic evaluations; changes in project parameters as plans continue to be refined; future prices of gold and other by-product metals; possible variations in ore reserves, grade or recovery rates; failure of plant, equipment or processes to operate as anticipated; risks related to the integration of acquisitions; accidents, labour disputes; delays in obtaining governmental approvals or financing or in the completion of development or construction activities and other risks of the mining industry, as well as those factors discussed in the section entitled "Description of the Business – Risk Factors" in Goldcorp's most recent annual information form available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov. Although Goldcorp has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. Forward-looking statements are made as of the date hereof and, accordingly, are subject to change after such date. Except as otherwise indicated by Goldcorp, these statements do not reflect the potential impact of any non-recurring or other special items or of any dispositions, monetizations, mergers, acquisitions, other business combinations or other transactions that may be announced or that may occur after the date hereof. Forward-looking statements are provided for the purpose of providing information about management's current expectations and plans and allowing investors and others to get a better understanding of the Company's operating environment. Goldcorp does not intend or undertake to publicly update any forward-looking statements that are included in this document, whether as a result of new information, future events or otherwise, except in accordance with applicable securities laws.

About Goldcorp
Goldcorp is a senior gold producer focused on responsible mining practices with safe, low-cost production from a high-quality portfolio of mines.

SOURCE Goldcorp Inc.

%CIK: 0000919239

For further information: Lynette Gould, Director, Investor Relations, (800) 567-6223, E-mail: info@goldcorp.com, www.goldcorp.com

CO: Goldcorp Inc.

CNW 17:50e 26-OCT-16